Free Writing Prospectus (to the Preliminary Prospectus Supplement dated May 4, 2015)	Filed pursuant to Rule 433 Registration Statement Nos. 333-195749 333-195749-04

$400,000,000 of 4.700% Fixed-to-Floating Rate

Junior Subordinated Notes due 2055

Final Term Sheet

May 4, 2015

Issuer:	Principal Financial Group, Inc.

Expected Ratings (Moody’s / S&P)*:	Baa2 / BBB-

Issue:	4.700% Fixed-to-Floating Rate Junior Subordinated Notes due 2055 fully and unconditionally guaranteed by Principal Financial Services, Inc.

Offering Size:	$400,000,000

Trade Date:	May 4, 2015

Settlement Date:	May 7, 2015 (T+3)

Maturity Date:	May 15, 2055

Price to Public (Issue Price):	100%

Net Proceeds to Issuer (before Expenses):	$396,000,000

Interest Rate and Interest Payment Dates during Fixed-Rate Period:

4.700%, accruing from and including May 7, 2015 to, but excluding, May 15, 2020, payable semiannually in arrears on May 15 and November 15 of each year, commencing on November 15, 2015 (long first coupon) and ending on May 15, 2020; provided that, so long as no event of default with respect to the notes has occurred and is continuing, the Issuer will have the right at one or more times to defer the payment of interest on the notes as described in the section entitled “Description of the Notes—Option to Defer Interest Payments” in the prospectus supplement relating to the notes for one or more consecutive interest periods that together do not exceed five years

Interest Rate and Interest Payment Dates during Floating-Rate Period:

Three-month LIBOR plus 3.044%, accruing from and including May 15, 2020, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, commencing on August 15, 2020; provided that, so long as no event of default with respect to the notes has occurred and is continuing, the Issuer will have the right at one or more times to defer the payment of interest on the notes as described in the section entitled “Description of the Notes— Option to Defer Interest Payments” in the prospectus supplement relating to the notes for one or more consecutive interest periods that together do not exceed five years

Day Count Convention:	30/360 during the Fixed-Rate Period and Actual/360 during the Floating-Rate Period

Optional Redemption:

The Issuer may redeem the notes on or after May 15, 2020, at the Issuer’s option, at any time and from time to time, in whole or in part, at a redemption price equal to the principal amount of the notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date

Redemption after the Occurrence of a Tax Event, Rating Agency Event, or Regulatory Capital Event:

The Issuer may redeem the notes before May 15, 2020, within 90 days after the occurrence of a “tax event” or a “regulatory capital event” (as defined in the prospectus supplement related to the notes), in whole but not in part, at a redemption price equal to the principal amount of the notes plus accrued and unpaid interest to, but excluding, the redemption date

The Issuer may redeem the notes before May 15, 2020, within 90 days after the occurrence of a “rating agency event” (as defined in the prospectus supplement related to the notes), in whole but not in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) an amount equal to the present value of a principal payment on May 15, 2020 plus the sum of the present values of the scheduled payments of interest that would have accrued on the notes to be redeemed from the redemption date to May 15, 2020, not including any portion of the payments of interest accrued as of such redemption date, discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the prospectus supplement relating to the notes), plus 50 basis points, as calculated by an independent investment banker;

plus, in each case, accrued and unpaid interest on the notes to be redeemed to, but excluding, such redemption date

Ranking and Subordination:

The notes will be the Issuer’s junior subordinated unsecured obligations, will rank equally with all of the Issuer’s future equally ranking junior subordinated indebtedness, if any, and will be subordinate and junior in right of payment to all of the Issuer’s existing and future senior indebtedness

CUSIP/ISIN:	74251VAL6 / US74251VAL62

Joint Book-Running Managers:	HSBC Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Co-Managers:	BNP Paribas Securities Corp.
The Williams Capital Group, L.P.

*A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer and the guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantor have filed with the SEC for more complete information about the issuer and the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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